Exhibit 99.4

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2005

DIRECTORS' REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2005.

Directors

The names of the Directors of the Company in office during the half-year and until the date of this Report are as stated below. All Directors were in office for the entire period.

Mr. Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Mr. Fred Bart

Mr. John S. Dawkins AO

Mr. Robert J. Edge

Prof. Deon J. Venter

Review and results of operations

The consolidated entity continues to operate in the biotechnology sector. The net loss of the consolidated entity for the financial half-year ended 31 December 2005 was $3,072,831.

The most significant event to occur during the half-year was the successful resolution of the patent dispute with Applera Corporation. On 3 November 2005, GTG advised the Market that the confidential mediation held on 16 August 2005 had enabled the parties to reach an agreement in principle, and that a Confidential Term Sheet had been executed and submitted to the Court. A final settlement agreement was executed by the parties in San Francisco on 9 December 2005.

The Company subsequently announced that the settlement included Applera taking a license to the GTG non-coding patents, and making payments to the Company in the form of cash, equipment, reagents and intellectual property, totalling approximately $15 million. GTG also announced it would further benefit from certain business opportunities arising from the settlement, the value of which could not yet be precisely quantified. Accordingly, GTG believes that its settlement with Applera is its most strategic and therefore valuable deal to date.

The Court formally dismissed the law suit between GTG and Applera on 30 December 2005. As a result, there are now no challenges to the GTG patents anywhere in the world.

With the Applera matter now favourably resolved, the Company is actively pursuing a significant step-up in licensing activity and is now expanding the resources being applied to its licensing effort. These include the recent recruitment of additional internal resources and the appointment of external resources on a contract basis. These are now becoming operational.

Total consolidated revenues for the half-year under review fell by $959,285, or approximately 12%, from the revenues earned for the previous corresponding period, due principally to the distraction effect on licensing while the Applera litigation was being resolved. Revenues generated from the Company’s genetic testing business continued to grow during the half-year, with a 16% increase being achieved from that generated during the half-year ended 31 December 2004.

Liability limited by a scheme approved under

Professional Standards Legislation.

Liability limited by a scheme approved under

Professional Standards Legislation.

The net loss after tax for the half-year ended 31 December 2005, calculated for the first time in accordance with Australian equivalents to International Financial Reporting Standards, increased by $948,622 over the loss for the preceding half-year ended 31 December 2004.

Cash reserves as at balance date exceeded $15.68 million. It was pleasing to note that total creditors and accrued expenses were significantly reduced during the half-year by approximately $1.65 million to $1.35 million.

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and in releases made by the Company to the Australian Stock Exchange (ASX) during the half-year.

Liability limited by a scheme approved under

Professional Standards Legislation.

Liability limited by a scheme approved under

Professional Standards Legislation.

DIRECTORS’ REPORT (cont.)

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, Ernst & Young, which has been reproduced on page 3 of this Report.

Signed in accordance with a resolution of the Directors.

DR. MERVYN JACOBSON

Director

Melbourne, 15 March 2006

Liability limited by a scheme approved under

Professional Standards Legislation.

Liability limited by a scheme approved under

Professional Standards Legislation.

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our review of the financial report of Genetic Technologies Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Gamini Martinus

Partner

15 March 2006

CONDENSED INCOME STATEMENT

Half-year ended 31 December 2005

		Consolidated
		Half-year ended	Half-year ended
		31 December 2005	31 December 2004
	Notes	$	$

Continuing operations
Revenue	2	6,741,998	7,701,283
Expenses	2	(9,562,630)	(9,639,701)
Loss before income tax expense		(2,820,632)	(1,938,418)
Income tax expense		(245,016)	(190,694)
Loss after income tax expense		(3,065,648)	(2,129,112)
Net (profit) / loss attributable to minority interest		(7,183)	4,903
Net loss attributable to members of Genetic Technologies Limited		(3,072,831)	(2,124,209)

Basic loss per share (cents per share)		(0.8)	(0.7)
Diluted loss per share (cents per share)		(0.8)	(0.7)

BALANCE SHEET

As at 31 December 2005

		Consolidated
		As at	As at
		31 December 2005	30 June 2005
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents	4	15,689,186	18,414,017
Trade and other receivables		759,909	695,859
Prepayments		599,197	495,935
Other financial assets		85,963	87,514
Total current assets		17,134,255	19,693,325

Non-current assets
Prepayments		67,329	83,836
Investments available for sale		681,027	656,353
Property, plant and equipment		2,086,645	2,606,067
Intangible assets	5	18,672,912	20,459,476
Total non-current assets		21,507,913	23,805,732
Total assets		38,642,168	43,499,057

LIABILITIES
Current liabilities
Trade and other payables		1,349,934	3,004,693
Interest-bearing liabilities		451,128	435,431
Deferred revenue		68,101	481,478
Withholding tax payable		756,139	645,821
Provisions		403,344	340,414
Total current liabilities		3,028,646	4,907,837

Non-current liabilities
Interest-bearing liabilities		678,423	907,981
Total non-current liabilities		678,423	907,981
Total liabilities		3,707,069	5,815,818
Net assets		34,935,099	37,683,239

EQUITY
Issued capital	6	70,243,996	70,235,396
Reserves	7	1,017,370	708,462
Accumulated losses		(36,497,976)	(33,425,145)
Parent interests		34,763,390	37,518,713
Minority interests		171,709	164,526
Total equity		34,935,099	37,683,239

STATEMENT OF CASH FLOWS

Half-year ended 31 December 2005

		Consolidated
		Half-year ended	Half-year ended
		31 December 2005	31 December 2004
	Notes	$	$

Cash flows used in operating activities
Receipts from customers		6,214,329	8,207,392
Payments to suppliers and employees		(9,284,225)	(8,721,750)
Other income		200,547	183,647
Interest received		429,105	238,426
Borrowing costs		(58,159)	(13,851)
Net cash flows used in operating activities		(2,498,403)	(106,136)

Cash flows used in investing activities
Purchase of property, plant and equipment		(70,597)	(690,747)
Net cash flows used in investing activities		(70,597)	(690,747)

Cash flows (used in) / from financing activities
Proceeds from the issue of ordinary shares		-	477,564
Repayment of finance lease principal		(213,862)	-
Net cash flows (used in) / from financing activities		(213,862)	477,564
Net increase / (decrease) in cash and cash equivalents		(2,782,862)	(319,319)
Cash and cash equivalents at the beginning of the period		18,414,017	11,363,291
Net foreign exchange difference		58,031	(186,744)
Cash and cash equivalents at the end of the period	4	15,689,186	10,857,228

STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2005

	Attributable to equity holders of Genetic Technologies Limited				Minority interest	Total equity
	Issued capital	Reserves	Accumulated losses	Total
	$	$	$	$	$	$
At 1 July 2004	57,076,553	391,721	(22,662,461)	34,805,813	118,234	34,924,047
Movements for the period
Currency translation differences	-	(6,441)	-	(6,441)	-	(6,441)
Total income and expense for the period recognised directly in equity	-	(6,441)	-	(6,441)	-	(6,441)
Income / (loss) for the period	-	-	(2,124,209)	(2,124,209)	(4,903)	(2,129,112)
Total income / (expense) for the period	-	(6,441)	(2,124,209)	(2,130,650)	(4,903)	(2,135,553)
Exercise of options	477,564	-	-	477,564	-	477,564
Cost of share-based payments	-	162,580	-	162,580	-	162,580
Net movements for the period	477,564	156,139	(2,124,209)	(1,490,506)	(4,903)	(1,495,409)
At 31 December 2004	57,554,117	547,860	(24,786,670)	33,315,307	113,331	33,428,638

At 1 July 2005	70,235,396	708,462	(33,425,145)	37,518,713	164,526	37,683,239
Movements for the period
Currency translation differences	-	58,031	-	58,031	-	58,031
Total income and expense for the period recognised directly in equity	-	58,031	-	58,031	-	58,031
Income / (loss) for the period	-	-	(3,072,831)	(3,072,831)	7,183	(3,065,648)
Total income / (expense) for the period	-	58,031	(3,072,831)	(3,014,800)	7,183	(3,007,617)
Issue of ordinary shares	8,600	-	-	8,600	-	8,600
Cost of share-based payments	-	250,877	-	250,877	-	250,877
Net movements for the period	8,600	308,908	(3,072,831)	(2,755,323)	7,183	(2,748,140)
At 31 December 2005	70,243,996	1,017,370	(36,497,976)	34,763,390	171,709	34,935,099

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2005

NOTE 1: Basis of preparation of the Half-Year Financial Report

The Half-Year Financial Report does not include all notes of the type normally included within the Annual Financial Report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

The Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 (“AGAAP”).

It is also recommended that the Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(a)	Basis of accounting

The Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional requirements.

The Half-Year Financial Report has been prepared on an historical cost basis, except for investments held for sale that have been measured at fair value. For the purpose of preparing the Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

(b)	Statement of compliance

The Half-Year Financial Report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the Half-Year Financial Report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).

This is the first Half-Year Financial Report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c).

Reconciliations of:

•	AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
•	AIFRS loss for the half-year ended 31 December 2004 and full-year ended 30 June 2005,

to the balances reported in the 31 December 2004 Half-Year Financial Report and the 30 June 2005 Annual Financial Report prepared under AGAAP are detailed in Note 1(e).

(c)	Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”). The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control. Minority interests represent the interests in Gtech International Resources Limited, ImmunAid Pty. Ltd. and GeneType AG, not held by the Group.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(ii) Foreign currencies

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)

GeneType AG – Swiss francs (CHF)

GeneType Corporation – United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(iii) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(iv) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits and commercial bills with an original maturity of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(v) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(vi) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on both a straight-line and diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2.5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(vii) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element. Diluted EPS is calculated as net profit attributable to members, adjusted for: costs of servicing equity (other than dividends); the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(viii) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee benefit expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme is recognised as an employee benefits expense.

(ix) Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements. All joint venture interests have been valued at nil and no revenues or expenses have been derived or incurred during the half-year ended 31 December 2005.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(x) Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified. Interest is taken up as income on an accrual basis.

(xi) Intangible assets

Patents

Patents are carried at cost and amortised on a straight-line basis over their useful lives, being from five to ten years. External costs incurred in filing, defending and protecting patent applications, for which no future benefit is reasonably assured, are expensed as patent fees, as incurred.

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred. They are tested for impairment where an indicator of impairment exists and, in the case of intangibles with indefinite lives, annually, either individually or at the cash generating unit level. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(xii) Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(xiii) Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received net of the amounts of goods and services tax (GST). The following specific recognition criteria must also be met before revenue is recognised:

Rendering of services

Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months).

Interest revenue

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Research and development grants

The Company receives non-refundable grants that assist the Company to fund specific research and development projects. These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements. Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured. When the Company is required to make cash payments or purchases from the issuer of the grant as a requirement for the grant to be issued, the income is recorded net of the consideration payable by the Company.

Royalties and annuities

The Company licenses the use of its patented genetic technologies. Royalties and annuities arising from these licenses are recognised when earned and no future performance is required by the Company, and collection is reasonably assured.

License fee income

License fee income is recorded on the execution of a binding agreement where the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured. Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities. The Company grants no refunds to its customers.

(xiv) Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(xv) Share-based payment transactions

The Group provides benefits to employees (including Directors) of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”). There is currently a Staff Share Plan in place to provide these benefits to Directors, senior executives, consultants and employees. The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted. The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Genetic Technologies Limited (“market conditions”).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met, as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(xvi) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(xvii) Deferred revenue

License revenues and grants received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line basis over the term of the agreement. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied. Any costs incurred relating to this future revenue are also deferred.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(xviii) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

•

except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

•

except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(xix) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•

where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(c)	Summary of significant accounting policies (cont.)

(xx) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(xxi) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or recent arm’s-length issue prices of similar securities.

(xxii) Interest-bearing liabilities

All loans are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the loan. After initial recognition, interest-bearing loans are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

(d)	AASB 1 transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” as follows:

Foreign currency translation reserve

In accordance with an exemption provided under AASB 1, the Group has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to zero.

Share-based payment transactions

AASB 2 “Share-Based Payments” is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Business combinations

AASB 3 “Business Combinations” was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 “Financial Instruments: Presentation and Disclosure” and AASB 139 “Financial Instruments: Recognition and Measurement” to its comparative information.

NOTE 1: Basis of preparation of the Half-Year Financial Report (cont.)

(e)	Impact of adoption of AIFRS
Consolidated
30 June 2005	31 December 2004	1 July 2004
$	$	$

(i)	Reconciliation of total equity as presented under AGAAP to that under AIFRS
Total equity as presented under AGAAP	36,959,339	32,716,688	34,224,047
Add: increase in reserves attributable to stock-based payments expense (A)	711,781	554,301	391,721
Less: increase in accumulated losses attributable to stock-based payments expense (A)	(711,781)	(554,301)	(391,721)
Add: foreign currency translation reserve written back	717,076	717,076	717,076
Less: foreign currency translation exemption	(717,076)	(717,076)	(717,076)
Add: goodwill amortisation written back (B)	23,900	11,950	-
Add: Government grant recognised (C)	700,000	700,000	700,000
Total equity as presented under AIFRS	37,683,239	33,428,638	34,924,047
(ii)	Reconciliation of accumulated losses as presented under AGAAP to that under AIFRS
Total accumulated losses as presented under AGAAP	(34,154,340)	(25,661,395)	(23,687,816)
Add: stock-based payments expense (A)	(711,781)	(554,301)	(391,721)
Less: goodwill amortisation written back (B)	23,900	11,950	-
Less: Government grant recognised (C)	700,000	700,000	700,000
Less: foreign currency translation reserve written back	717,076	717,076	717,076
Total accumulated losses as presented under AIFRS	(33,425,145)	(24,786,670)	(22,662,461)
(iii)	Reconciliation of reserves as presented under AGAAP to that under AIFRS
Total reserves as presented under AGAAP	713,757	710,635	717,076
Less: foreign currency translation exemption	(717,076)	(717,076)	(717,076)
Add: stock-based payments expense (A)	711,781	554,301	391,721
Total reserves as presented under AIFRS	708,462	547,860	391,721
(iv)	Reconciliation of loss after tax as presented under AGAAP to that under AIFRS
Total loss after tax as presented under AGAAP	(10,466,524)	(1,973,579)
Add: stock-based payments expense (A)	(320,060)	(162,580)
Less: amortisation of goodwill (B)	23,900	11,950
Total loss after tax as presented under AIFRS	(10,762,684)	(2,124,209)

(v)	Explanation of material adjustments to the cash flow statements

There are no material adjustments to the cash flow statements.

(A)	Share-based payments expense is charged to the income statement under AASB 2 “Share-based Payment”, but not under AGAAP.
(B)	Goodwill is not amortised under AASB 3 “Business Combinations”, but was amortised under AGAAP.
(C)	Government grant is recognised under AASB 120 “Accounting for Government Grants and Disclosure of Governance Assistance”, but not under AGAAP.
Consolidated
Half-year ended	Half-year ended
31 December 2005	31 December 2004
$	$

NOTE 2: Revenues and expenses

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity:

Revenues

License fees received	3,095,855	6,058,959
Royalties and annuities received	1,272,290	95,918
Rendering of testing services	1,310,458	1,124,333
Interest received	449,471	238,426
Grant income	444,883	148,392
Other income	169,041	35,255
Total revenues	6,741,998	7,701,283

Expenses

Administrative expenses	(685,305)	(818,836)
Amortisation	(2,054,677)	(1,750,498)
Depreciation	(330,507)	(394,012)
Employee benefits expenses	(2,600,610)	(2,231,778)
Foreign exchange losses	(29,360)	(218,554)
Legal and patent expenses	(1,080,928)	(1,291,948)
License fees	(9,091)	(644,015)
Marketing and promotion expenses	(248,374)	(301,949)
Rent and outgoings	(243,082)	(231,020)
Research and development expenses	(665,812)	(327,591)
Share-based payments expense	(250,877)	(162,580)
Testing supplies and services	(1,004,813)	(800,219)
Other expenses from ordinary activities	(359,194)	(466,701)
Total expenses	(9,562,630)	(9,639,701)

NOTE 3: Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2005 and no dividends were proposed.

Consolidated
31 December 2005	30 June 2005
$	$

NOTE 4: Reconciliation of cash

For the purposes of the Statement of Cash Flows, cash and cash equivalents comprise the following:

Cash at bank and in hand	3,156,632	3,024,583
Commercial bills of exchange	5,148,983	8,170,183
Term deposits	6,144,705	6,000,000
Other deposits	1,238,866	1,219,251
Total cash and cash equivalents	15,689,186	18,414,017

Consolidated
31 December 2005	30 June 2005
$	$

NOTE 5: Intangible assets

Patents

Patents, at cost	36,064,478	36,055,878
Less: accumulated amortisation	(17,804,454)	(16,009,290)
Total net patents	18,260,024	20,046,588

Goodwill

Goodwill, at cost	478,012	478,012
Less: accumulated amortisation	(65,124)	(65,124)
Total net goodwill	412,888	412,888
Total net intangible assets	18,672,912	20,459,476

Reconciliation of patents

Opening gross carrying amount	36,055,878	36,307,956
Adjust for foreign exchange movements	-	(252,078)
Patents acquired	8,600	-
Closing gross carrying amount	36,064,478	36,055,878
Opening accumulated amortisation	(16,009,290)	(12,761,088)
Add: amortisation expense charged	(1,795,164)	(3,500,280)
Adjust for foreign exchange movements	-	252,078
Closing accumulated amortisation	(17,804,454)	(16,009,290)
Total net patents	18,260,024	20,046,588

Reconciliation of goodwill

Opening gross carrying amount	478,012	478,012
Add: goodwill acquired	-	-
Closing gross carrying amount	478,012	478,012
Opening accumulated amortisation	(65,124)	(65,124)
Add: amortisation expense charged	-	-
Closing accumulated amortisation	(65,124)	(65,124)

Total net goodwill	412,888	412,888

Consolidated
31 December 2005	30 June 2005
$	$

NOTE 6: Issued capital

Ordinary shares

Issued and fully paid	70,243,996	70,235,396

Movements in ordinary shares on issue	Number of shares	$
As at 1 July 2005	362,369,899	70,235,396
Issued in exchange for patent	20,000	8,600
As at 31 December 2005	362,389,899	70,243,996

Consolidated
31 December 2005	30 June 2005
$	$

NOTE 7: Reserves

Foreign currency translation reserve	54,712	(3,319)
Share-based payments reserve	962,658	711,781
Total reserves	1,017,370	708,462

Reconciliation of reserves

Foreign currency translation reserve
Balance at the beginning of the financial half-year	(3,319)	-
Add / (less): net translation adjustment	58,031	(3,319)
Balance at the end of the financial half-year	54,712	(3,319)
Share-based payments reserve
Balance at the beginning of the financial half-year	711,781	391,721
Add: share-based payments expense	250,877	320,060
Balance at the end of the financial half-year	962,658	711,781

NOTE 8: Segment reporting

Business segments

The following table presents the revenue and loss information regarding business segments for the half-years ended 31 December 2005 and 31 December 2004, respectively.

Segment	Biotechnology		Investment		Other		Consolidated
Half-year ended 31 December	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
Segment revenue

Sales	5,678,603	7,279,210	-	-	-	-	5,678,603	7,279,210
Other revenues	444,883	148,392	449,471	238,426	169,041	35,255	1,063,395	422,073
Total segment revenue	6,123,486	7,427,602	449,471	238,426	169,041	35,255	6,741,998	7,701,283
Segment result	(3,684,160)	(2,402,793)	449,471	238,426	169,041	35,255	(3,065,648)	(2,129,112)

NOTE 9: Contingent assets and liabilities

In 1998, the Company received a grant from the Australian Commonwealth Government under the Research and Development Start Program which has been recognised in retained earnings. If the Company commercialises a product as a result of the research covered under the grant on, or before, 15 January 2009, a total of $700,000 of the grant is repayable. If no product is commercialised, no amount will be repaid under the terms of the agreement. The Company does not intend to pursue commercialising any products from the research covered by the grant.

Apart from the above, there has been no material change to any contingent asset or contingent liability since the last annual reporting date.

NOTE 10: Events after the balance sheet date

There were no events which have occurred after balance sheet date.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a)	the financial statements and notes of the consolidated entity:
(i)	give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and
(ii)	comply with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

DR. MERVYN JACOBSON

Director

Melbourne, 15 March 2006

Independent review report to members of Genetic Technologies Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Genetic Technologies Limited (the company) and the entities it controlled during the half-year, and the directors’ declaration for the company, for the half-year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included on page 3 of the Financial Report. In addition to our review of the financial report, we were engaged to undertake tax compliance services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Genetic Technologies Limited and the entities it controlled during the half-year is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half-year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.

Ernst & Young

Gamini Martinus

Partner

Sydney

15 March 2006